Exhibit 99.1

ENERFLEX LTD. PROVIDES UPDATE RELATED TO KURDISTAN PROJECT

NEWS RELEASE

CALGARY, Alberta, August 20, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) ”) today provided an update of a modularized cryogenic natural gas processing facility in Kurdistan (the “EH Cryo project”). As previously announced, and in response to a drone attack on April 26, 2024, that resulted in fatalities at an operational facility proximate to the EH Cryo project, Enerflex provided its customer with notice of Force Majeure, suspended activity at the project site, and demobilized its personnel. Since that time, Enerflex has worked collaboratively with its customer to evaluate the situation and assess potential options to complete the project notwithstanding the prevailing security situation at the project site.

Despite these efforts, Enerflex has received a notice that its customer intends to terminate the EH Cryo project contract with effect as of September 8, 2024. Enerflex views the purported termination as a wrongful attempt by its customer to circumvent Enerflex’s contractual rights to suspend performance while the project site remains unsafe; a conclusion that is supported by expert security input. Enerflex intends to dispute such wrongful purported termination and to protect its position in respect of the EH Cryo project.

As of June 30, 2024, construction of the EH Cryo project was approximately 85% complete. Revenues associated with the EH Cryo project are recognized within Enerflex’s Engineered Systems product line and any amounts not yet invoiced are presented as an unbilled revenue asset on Enerflex’s consolidated statements of financial position. The net unbilled revenue asset recognized for the EH Cryo project was approximately $160 million at the end of the second quarter of 2024. As at June 30, 2024, the EH Cryo project represented approximately 6% of the Company’s Engineered Systems backlog. The Company has provided a $31 million Letter of Credit in support of its obligations under the EH Cryo project contract, which financial security is funded with the Company’s Revolving Credit Facility and LC Facility. As Enerflex views the customer’s termination as improper, Enerflex would similarly view any drawing of such financial security in the prevailing circumstances as similarly improper.

Enerflex is focused on resolving this matter while protecting the best interests of the Company and its stakeholders. Enerflex will continue to update stakeholders as and when appropriate.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “forward-looking information and statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking information and statements. The use of any of the words “future”, “continue”, “estimate”, “expect”, “may”, “will”, “could”, “believe”, “predict”, “potential”, “objective”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this news release includes (without limitation) forward-looking information and statements pertaining to the intended termination of the EH Cryo project contract, the Company’s intended response thereto, and the timing associated therewith.

All forward-looking information and statements in this news release are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to those factors referred to under the heading “Risk Factors” in: (i) Enerflex’s Annual Information Form for the year ended December 31, 2023, (ii) Enerflex’s management’s discussion and analysis for the year ended December 31, 2023, and (iii) Enerflex’s Management Information Circular dated March 15, 2024, each of the foregoing documents being accessible under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,500 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

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